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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                         Commission File Number 1-10779
                          NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
               [x] Form 10-Q   [ ]Form N-SAR
     For Period Ended:    June 30, 1998

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:
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PART I
REGISTRANT INFORMATION

Full name of registrant                     Marvel Entertainment Group, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                  387 Park Avenue South
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City, state and zip code
                  New York, NY 10016
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PART II
RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


PART III

NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period . (Attach extra sheets if needed.)

     As a result of the Chapter 11 filing on December 27, 1996 and the significant litigation that has arisen therefrom, a global settlement was reached on July 30, 1998 by and between the Company, Toy Biz, the secured lenders, the equity holders and other interested parties. On July 31, 1998, the District Court confirmed the Fourth Amended Joint Plan of Reorganization (the amended Third Joint Plan of Reorganization). The Company anticipates consummation of the Fourth Amended Joint Plan of Reorganization on or about September 30, 1998. As a result of the global settlement, the District Court confirmation and the anticipated consummation of the Fourth Amended Joint Plan of Reorganization, the Registrant has been unable to timely complete its Quarterly Report on Form 10-Q for the period ended June 30, 1998 without unreasonable effort and expense. The Company expects to file the Quarterly Report on Form 10-Q within the prescribed extension period.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    August J. Liguori                  212                    696-0808
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         (Name)                     (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                   [x] Yes [ ]No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended June 30, 1998, the Registrant incurred a net loss of $12.8 million or ($0.13) per share as compared to a net loss of $41.9 million or ($0.41) per share for the same period in 1997. The second quarter loss was due in part to the continued significant reorganization costs incurred associated with the bankruptcy proceedings as well as interest expense and goodwill amortization. The Company's operations have showed a slight profit due to it's marketing efforts to support the sale of 1998 World Cup Soccer Tournament stickers. In addition the Company's publishing and trading card markets continued to contract at a slower rate. The Company continued to accrue royalty costs in excess of earned amounts related to several third party licenses. However, on July 31, 1998, the Company entered into a settlement agreement with NBA Properties as to future royalty minimum amounts, the settlement of past due royalty amounts and the dismissal of the NBA Properties lawsuit filed against Panini. The Company believes that the future royalty minimum amount is consistent with current and expected basketball trading card sales levels. Since July 1, 1997, due to the dispute over Marvel's ability to control or influence Toy Biz and because Toy Biz ceased reporting its financial information to the Company, the Company deconsolidated Toy Biz. As a result, the result of operations for the quarter ended June 30, 1998 do not include Toy Biz.

Marvel Entertainment Group, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 14, 1998          By     /s/ August J. Liguori
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                                        Executive Vice President, Finance
                                        Chief Financial Officer
                                        (Principal Accounting Officer)
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     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13
(b) of Regulation S-T.

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